08005810

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2008 NOV 12 A 8:49

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
NOV 14 2008
THOMSON REUTERS

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
3 November 2008 (ASX: Announcement & Media Release – Notice Under Section 708A of the Corporations Act; Appendix 3B; Quarterly Report for the period 1-July to 30-September 2008 and Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ANNOUNCEMENT AND MEDIA RELEASE

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

The Company hereby gives notice to the ASX as follows:

1. On 31 October 2008 the Company has issued the securities described in the Schedule ("the Securities").

2. The Securities were issued by the Company without disclosure being given under Part 6D.2 of the Corporations Act.

3. This notice is given under section 708A(5)(e) of the Corporations Act.

4. As at the date of this notice, the Company has complied with:

   (i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

   (ii) section 674 of the Corporations Act.

5. As at the date of this notice, there is no "excluded information" as defined in section 708A(7) and (8) of the Corporations Act in relation to the Company.

SCHEDULE
Description of the Securities

11,250,000 ordinary fully paid shares in the capital of the Company issued at a price of 8 cents per share. These shares represent the final allotment of shares under the share placement announced to the market on 11 July 2008.

This Notice is dated the 31st day of October 2008.

Colin Harper
Company Secretary
First Australian Resources Limited

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Final allotment of shares issued under the share placement announced on 11 July 2008.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 October 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
547,028,344	ORD
7,700,000	Convertible Notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,500,000	Consultants options (expiring on 30 June 2009)
2,000,000	Consultants options (expiring on 30 June 2010
9,500,000	Incentive Options (expiring on 31 July 2010)
6,000,000	Consultant options (expiring on 1 March 2011)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date 31 October 2008

Print name: COLIN HARPER

+ See chapter 19 for defined terms.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD

FROM 1 JULY 2008 TO 30 SEPTEMBER 2008

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
Extension of licence sought to facilitate farmout process

UNITED STATES OF AMERICA
Third quarter oil and gas sales of $727,194
Zone recompleted for production in Lake Long well
Completion in progress on South Grosse Tete well
Drilling of NE Waller wells to commence shortly

OFFSHORE CHINA
Wei 6-12/6-12 S and 12-8 oil fields officially declared Development Areas

AUSTRALIA
Evaluation of Stokes Bay-1 well commences onshore Canning Basin

NEW CAPITAL INJECTION
Over $5m raised through a placement and share purchase plan

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY) (FAR 30%)

During the quarter, a meeting was held by the Joint Venture in the United Kingdom to review the progress of farmout marketing. Written offers to participate in the drilling of a well from two large, global oil and gas companies were presented with a third offer pending.

To enable these offers to be fully considered and a farm-in partner or partners chosen to enable the drilling of a well the co-venturers, Senegal Hunt Oil Company (Operator) 60%, FAR 30% and Petrosen (Senegal's National Oil Company) 10% have requested the current contractual period of the license be extended by one year. The application for the extension has been based on the following:

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

- farm in offers have been obtained from large, global oil and gas companies with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met and exceeded all their obligations under the first renewal period and have spent US$17 million being twice the minimum amount specified under the Contract;
- in doing so, the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume;
- the work has been accomplished as quickly as possible with due care and attention to detail and resulted in offers being generated.

FAR is seeking to be free carried through the drilling of an exploratory well.

NORTH AMERICA

The Company views North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana.

PRODUCTION

Gas sales during the quarter totalled 28.3 million cubic feet for an average of 0.31 million cubic feet per day at an average price of US$10.54 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 2,824 barrels for an average of 31 barrels of oil per day at an average price of US$123 per barrel before production taxes.

Gas prices trended lower toward the end of the quarter in line with oil prices. The current NYMEX 12 month forward strip gas price to October 2009 is US$6.75 per MCF and oil prices have fallen below US$70 per barrel. These market changes, disruptions to sales lines caused by Gustav and Ike, two major hurricanes in the gulf, together with lost production due to repairs on the SL 328 #9 well have affected and may continue to affect anticipated improvement in sales revenues. Sales lines, damaged during the hurricanes, at South Lake Raccourci are still being restored.

S.L. 328 #6 well, Lake Long, South Louisiana (FAR 31.375%)

During the quarter FAR made a new completion of the 5500 Sand in the #6 well. The 5500 Sand was perforated, gravel packed and turned to sales during August 2008 and has been flowing at 1.1 million cubic feet of gas per day on an 8/64 inch choke at a flowing tubing pressure of 1750 psi.



S.L. 328 #28 ST well, (FAR 31.375% (14 Sand) and 1.375% (Shallow sands) Lake Long, South Louisiana

Following an appraisal of the risk of the potential for further hurricanes in the region and other parameters the proposed timing of the above well is expected to be shifted to 1st quarter 2009.

The S.L. 328 #28 ST well is to be sidetracked out of the #28 original well bore and directionally drilled to test four sands between 6700' and 7400' that have produced in down dip wells in the field. The well will be directionally drilled to a total depth of 8,500 feet into an upthrown block to test the deeper 14 Sand, which is interpreted to be productive by logs and sidewall cores in the nearby #6 well. The productivity of the 14 Sand is also supported by an energy absorption anomaly and increased amplitude on the crest of the structure.

S.L. 328 #9 well, (FAR 10.1875%) Lake Long, South Louisiana

During the quarter, following delays caused by Hurricanes Gustav and Ike, a barge rig resumed operations to repair a casing leak in the SL 328 #9 well. A cement squeeze repair has been undertaken and subsequent to the quarter end the well was returned to production from the from the Middle Hollywood Sand interval. The #9 well has been on production since 9 September 2007 and immediately prior to the repair was producing 2.8 million cubic feet of gas and 47 barrels of condensate per day.

The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

All working interests at Lake Long are subject to State and other minor royalties. The Lake Long Field is operated by Kriti Exploration Inc.

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana Well Completion Progressing – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

During the quarter, testing of the first of two Marg Tex zones in the interval 11,800-11,900' interval recorded rates of 1.3 MMCFD, 75 BOPD and 13 BWPD at 4028 psi on an 8/64" choke. However this flow could not be sustained and the lower zone has been deemed non commercial. The remaining upper zone will now be completed for testing. Based on logs, shows and mappable areal extent, this zone has potential that justifies its evaluation.

Analysis of the results of the well have already indicated that additional drilling on the structure can be justified, regardless of the final outcome of the testing of the Schwing #2.

The project is operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

Eagle Project, San Joaquin Basin, California (FAR 15%)

The joint venture is currently undergoing certain changes that may lead to the appointment of a new Operator and the formulation of a more definitive program. Until this process is finalised FAR is reserving any decision on whether it will continue at its current level of interest in the joint venture.

NE Waller, Onshore US Gulf Coast (FAR 34%)

The operator, AYCO, has advised that the rig contracted for the drilling of the Pitchford #1 well is currently drilling a well in a nearby location and will move to the Pitchford #1 site as soon as this well has been completed.

The well, a planned 4500' Frio test will be drilled on a turnkey basis by Progress Drilling of Luling, Texas utilising a truck mounted rig. Positive results from this drilling will focus attention on the program's many shallow prospects and leads at Frio level.

The Pitchford #2 well, a planned 7100' Yegua test, will be drilled by Black Creek Drilling, Inc. We have been advised by the operator that the rig is expected on location in early November and that drilling may now precede the Pitchford #1 well.

Surface pipe for the Yegua test as well as production strings for both holes has been secured despite a tight market for these steel based products. Pipeline facilities exist within one mile of the proposed drill locations.

These first two wells have been selected from a large drilling inventory of shallow horizons. Evaluation of deeper horizons, particularly Wilcox and Midcox continues, and plans for a 15,000'+/- test will be presented during the 4th quarter. Details concerning the two prospects selected as early drilling targets follow:

The first is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.

The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 29.12%)

No activity is expected until new royalty programs announced by the Government of Alberta that encourage the continued development of deep, higher-cost oil and gas reserves become effective in January 2009.

FAR is seeking a partner to drill a significant Wabamun prospect at Wild River following completion of processing of a 3D seismic survey acquired during 2007.


GERLAND RIVER WEST
WABAMUN B
114 BCF OGIP
Alberta Energy & Utilities Board
Designated Pool Boundaries
GERLAND RIVER WEST
WINTERBURN A
70 BCF OGIP
Wabamun Prospect Outline
(up to 50 Bcf)
3D
Wabamun Mineral Rights held
jointly by F.A.R. (29.1214%) and
Suncor (70.8786%)
10 MMCF/D Wabamun Test in 1968
WILD RIVER
Wabamun Gas Prospects

FAR, in partnership with a major Canadian company, has mapped a Wabamun target with potential up to 50BCF which lies within 4.5 km of existing infrastructure and in proximity to a well that tested 10 million cubic feet of gas per day.

FAR's interest in the venture is determined on an expenditure equalisation formula that has been determined at 29.12 percent.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Equity divestment program continues

During the quarter FAR continued with Victoria Petroleum (VPE) and Sun Resources (SUR) an equity divestment program designed to market a significant interest (29.8 percent) in the Sage Oilfield.

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. Ongoing work by Apache has been directed towards maturing the first three mentioned prospects for drilling.

The Operator continues interpretation of the deeper stratigraphic levels in the permit from reprocessed 3D seismic data.

WA-254-P was renewed on the 12 June 2006 for a further term of five years.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY
Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

Testing of the Stokes Bay-1 well that was drilled by the Joint Venture in 2007 resumed subsequent to the end of the quarter.

Test equipment and specialised well workover and stimulation personnel are currently on the Stokes Bay 1 wellsite, in the EP104/R1 permits located in the Canning Basin, near the town of Derby, Western Australia.

The workover and testing crew have completed the set up and preparation activities and commenced initial fresh water circulation and swabbing. These activities will continue until the arrival of the nitrogen unit and other nitrogen test equipment at the wellsite.

Final technical work on the Stokes Bay-1 testing programme concluded that nitrogen is the most suitable fluid for circulation of the heavy drilling fluids above the Nullara Formation carbonate reservoir in the wellbore to reduce the pressure on the formation.

The testing will attempt to provide a positive test of the reservoir fluid and character and flow capacity of the cavernous reef system in the Nullara Formation encountered by the Stokes Bay-1 well and the extent of the reservoir parameters. With large mud losses in the Stokes Bay-1 well, the reservoir potential and fluid character was not positively defined during the 2007 drilling program.

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5% - Subject to Government participation in developments for up to 51%)
OPERATOR ROC OIL

On 27 September 2008, CNOOC confirmed that the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields have been declared development areas: a significant step in the process towards final development approval.

A comprehensive study of the development options for the areas was presented to CNOOC review in late September 2008. Prior to agreeing the final development plan with CNOOC, further studies to optimize the economics for both the foreign joint venture and CNOOC will be conducted. Following completion of the studies it is planned that an overall development plan (ODP) will be submitted in 4Q or early 2009 for Chinese Government approval


Mongolia
Beijing
CHINA
India
AREA OF DETAIL
N
OIL AND GAS PIPELINE
BEIBU GULF
WEI 6-12
(2002 Discovery)
Wei 12-1 Field
(CNOOC)
WEI 6-12 South
(2006 Discovery)
BLOCK 22-12
Wei 12-2
Wei 12-3
Wei 12-8
West
Wei 12-8
East
Oil Field
Gas Field
0
5 km

NEW CAPITAL INJECTION

During the quarter FAR initiated a new placement of shares at 8 cents to sophisticated investors to raise $4 million before costs. $3.1 million was received during the quarter with the balance of $0.9 million being received subsequent to the end of the September quarter. A Share Purchase Plan undertaken to enable shareholders to acquire shares on the same terms as the placement raised an additional $1.08 million.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-6363-8779 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 September 2008

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		832	1,997
1.2	Payments for	(c) production	(210)	(725)
		(d) administration	(502)	(1,415)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		65	260
1.5	Interest and other costs of finance paid		(144)	(433)
1.6	Income taxes paid			
1.7	Other (recovery of overhead & drilling costs)		1	3
	Net Operating Cash Flows		42	(313)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(2)	(138)
		(b)equity investments		
		(c) other fixed assets	(280)	(434)
		(d) exploration & evaluation	(209)	(4,129)
		(e) development		
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets		3
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other			
	Net investing cash flows		(491)	(4,698)
1.13	Total operating and investing cash flows (carried forward)		(449)	(5,011)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(449)	(5,011)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	4,178	4,178
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		(48)
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(231)	(231)
	Net financing cash flows	3,947	3,899
	Net increase (decrease) in cash held	3,498	(1,112)
1.20	Cash at beginning of quarter/year to date	3,847	8,494
1.21	Exchange rate adjustments to item 1.20	109	72
1.22	**Cash at end of quarter**	7,454*	7,454*

*cash balance excludes the balance of placement funds of $0.9 million before costs which has been received subsequent to the end of the quarter.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	103
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	500	500
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	650
4.2	Development	-
	Total	650

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	29	157
5.2	Deposits at call	815	560
5.3	Commercial Bills	6,610	3,130
5.4	Other		
	Total: cash at end of quarter (item 1.22)	7,454	3,847

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	535,778,344	535,778,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	52,225,000 -	52,225,000 -	8 cents	8 cents
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options** Incentive Consultant Consultant Consultant	 9,500,000 1,500,000 2,000,000 6,000,000	 - - - -	*Exercise price* 15 cents 23 cents 30 cents 14 cents	*Expiry date* 31 July 2010 30 June 2009 30 June 2010 1 March 2011
7.8	Issued during quarter			*Exercise Price*	*Expiry Date*
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter: Consultant Consultant	 200,000 300,000	 - -	*Exercise Price* 12.5 cents 15 cents	*Expiry Date* 30 September 2008 30 September 2008
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Date: 31 October 2008
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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